                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                       Home Security International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   437333107
        _______________________________________________________________
                                (CUSIP Number)


                                 Rodney Adler
                         Adler Corporation Pty Limited
                          Level 34, Australia Square
                             264-278 George Street
                            Sydney, New South Wales
                                  Australia

                              011.61.2.9253.8500
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 6, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

                                                    --------------------------
                                                     Page 2 of 3 Pages
                                                    --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adler Corporation Pty Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          307,606
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          307,606
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      307,606
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------

                                                     ---------------------------
                                                      Page 3  of  3 Pages
                                                     ---------------------------

     This Amendment No. 1 supplements and amends the original filing on Schedule 13D by Adler Corporation Pty Limited (the "Reporting Person") dated August 1, 2000 ("Original Filing") This Amendment No. 1 is being filed to report the sale of 292,394 shares of Common Stock of the Issuer. This Amendment No. 1 supplements and amends the Original Filing only with respect to Item 5 as set forth below. All other items are unchanged from the Original Filing. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Filing.

Item 5. Interest in the Securities of the Issuer.

     (a)-(b). Pursuant to a private negotiated transaction, AC sold beneficial ownership of 292,394 shares of Common Stock (4.97% of the total number of shares of Common Stock outstanding, based on a total of 5,828,278 shares of Common Stock outstanding on November 14, 2000). As a result, AC now holds direct beneficial ownership of 307,606 shares of Common Stock (5.28% of the total number of shares of Common Stock outstanding, based on a total of 5,828,278 shares of Common Stock outstanding on November 14, 2000). See Item 2 for information on the Control Persons.

     (c) Except for those shares acquired and disclosed herein, neither AC nor the Control Persons, have acquired beneficial ownership of any Common Stock within the last sixty (60) days.

     (d)      Not applicable.

     (e)      Not applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2000

                                        Adler Corporation Pty Limited



                                        By: /s/ Rodney Adler
                                            ----------------------------
                                                Rodney Adler, Director